# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eos Energy Enterprises, Inc., CIK 0001805077
CUSIP: 29415C101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3920 Park Avenue, Edison, New Jersey (NJ), 08820
Date of event which requires filing of this statement: 03/14/2025
Amends the filing with accession number 0001011438-24-000386
Filed by CIK 0002027951
Persons authorized to receive notices and communications: Alexander D. Benjamin, 875 Third Avenue, 11th Floor, New York, New York (NY), 10022, (212) 891-2100

## Reporting persons
- Cerberus Capital Management II, L.P. (CIK 0002027951): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 158,433,112; shared voting power 0; sole dispositive power 158,433,112; shared dispositive power 0; aggregate amount beneficially owned 158,433,112 (41.2% of the class)
- CCM Denali Equity Holdings, LP (CIK 0002027945): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 158,433,112; shared voting power 0; sole dispositive power 158,433,112; shared dispositive power 0; aggregate amount beneficially owned 158,433,112 (41.2% of the class)
- CCM Denali Equity Holdings GP, LLC (CIK 0002027946): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 158,433,112; shared voting power 0; sole dispositive power 158,433,112; shared dispositive power 0; aggregate amount beneficially owned 158,433,112 (41.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Eos Energy Enterprises, Inc.
Address of issuer's principal executive offices: 3920 Park Avenue, Edison, New Jersey (NJ), 08820
Comment:
The following constitutes Amendment No. 7 ("Amendment No. 7") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Cerberus Capital Management II, L.P. ("Cerberus Capital Management II"), CCM Denali Equity Holdings, LP ("CCM Denali Equity") and CCM Denali Equity Holdings GP, LLC ("CCM Denali Equity GP", and together with Cerberus Capital Management II and CCM Denali Equity, the "Reporting Persons") on June 28, 2024, as amended by Amendment No. 1 filed on July 29, 2024, Amendment No. 2 filed on September 3, 2024, Amendment No. 3 filed on September 12, 2024, Amendment No. 4 filed on November 4, 2024, Amendment No. 5 filed on December 17, 2024, and Amendment No. 6 filed January 27, 2025. This Amendment No. 7 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by (i) Cerberus Capital Management II, (ii) CCM Denali Equity, and (iii) CCM Denali Equity Holdings GP. Cerberus Capital Management II is the sole member of CCM Denali Equity GP and CCM Denali Equity GP is the general partner of CCM Denali Equity. Set forth on Exhibit 99.1 hereto are the names and principal business addresses of the control persons of Cerberus Capital Management II and the managers of CCM Denali Equity GP (collectively, the "Scheduled Persons"). Except as disclosed herein, to the best knowledge of the Reporting Persons, none of the Scheduled Persons individually holds any securities of the Issuer.
Residence or business address: The principal business address for the Reporting Persons is 875 Third Avenue, 11th Floor, New York, New York 10022.
Present principal occupation or employment: Each of the Reporting Persons is engaged in the business of investing. This Schedule 13D relates to securities of the Issuer held directly by CCM Denali Equity. The principal business of Cerberus Capital Management II is providing investment management services to certain investment funds or other investment advisory clients and serving as the sole member of CCM Denali Equity GP. The principal business of CCM Denali Equity is holding certain investments. The principal business of CCM Denali Equity GP is serving as the general partner of CCM Denali Equity.
Criminal convictions in the last five years: None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Scheduled Persons, have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Cerberus Capital Management II is a Delaware limited partnership. CCM Denali Equity is a Delaware limited partnership. CCM Denali Equity GP is a Delaware limited liability company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of the Reporting Persons may be deemed to beneficially own 158,433,112 shares of Common Stock, which amount includes 43,276,194 shares of Common Stock of the Issuer issuable upon exercise of the Warrant (as defined in Item 4 in the original Schedule 13D and subject to the limitations as described therein), 31,940,063 shares of Common Stock of the Issuer issuable upon conversion of 31.940063 shares of Series B-1 Preferred Stock, 28,806,463 shares of Common Stock of the Issuer issuable upon conversion of 28.806463 shares of Series B-2 Preferred Stock, 38,259,864 shares of Common Stock of the Issuer issuable upon conversion of 38.259864 shares of Series B-3 Preferred Stock, and 16,150,528 shares of Common Stock of the Issuer issuable upon conversion of 16.150528 shares of Series B-4 Preferred Stock. Such amount of beneficial ownership represents approximately 41.2% of the Common Stock outstanding, based on 226,599,297 shares of Common Stock outstanding as of February 26, 2025, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 4, 2025. The securities of the Issuer reported herein are directly held and beneficially owned by CCM Denali Equity. CCM Denali Equity GP, as the general partner of CCM Denali Equity, may be deemed to beneficially own the securities of the Issuer held by CCM Denali Equity. Cerberus Capital Management II, as the sole member of CCM Denali Equity GP, may be deemed to beneficially own the securities of the Issuer held by CCM Denali Equity.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Each of the Reporting Persons may be deemed to have sole voting power and sole dispositive power over 158,433,112 shares of Common Stock. The information in Item 5(a) above is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, as amended, there have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Control Persons of Cerberus Capital Management II and Managers of CCM Denali Equity GP.

## Signatures
- Cerberus Capital Management II, L.P.: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Senior Managing Director and Chief Legal Officer (03/17/2025)
- CCM Denali Equity Holdings, LP: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Manager, CCM Denali Equity Holdings GP, LLC, its general partner (03/17/2025)
- CCM Denali Equity Holdings GP, LLC: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Manager (03/17/2025)